January 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Mason Industrial Technology, Inc.

Draft Registration Statement on Form S-1

Submitted on September 28, 2020

CIK 0001826058

Ladies and Gentlemen:

On behalf of Mason Industrial Technology, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated October 23, 2020 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). This letter is being submitted together with the Company’s Registration Statement on Form S-1 filed on January 12, 2021, which has been revised to address the Staff’s comments.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For the Staff’s convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement.

Securities and Exchange Commission

January 12, 2021

Provisions in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum

1.

Staff’s comment: We note that your forum selection provision discussed in this risk factor and on page 149 identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised its disclosures relating to the exclusive forum provision. The exclusive forum provision in its amended and restated certificate of incorporation will correspond to this revised disclosure. The revised disclosure now states that the exclusive forum provision that will be contained in the Company’s amended and restated certificate of incorporation will require federal district courts of the United States to be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act or Exchange Act.

Securities and Exchange Commission

January 12, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-6780 or Stephen Fraidin at 212-504-6600 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Patti, Jr.

Via-E-mail:

cc:	James McGovern, Mason Industrial Technology, Inc.
Stephen Fraidin, Cadwalader, Wickersham & Taft LLP